SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ 02.558.074/0001-73 - N I R E 35.3.001.587.9-2 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 20, 2007

1. 1. DATE, TIME AND PLACE: December 20, 2007, at 10:00 am, at Av. Roque Petroni Júnior, 1464, 6th floor, B side, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman; Breno Rodrigo Pacheco de Oliveira – Secretary.

3. ATTENDANCE: The meeting was initiated with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the Bylaws. Pursuant to the alternative provided by the second paragraph of article 15 of the Bylaws, Mr. Luis Miguel Gilpérez López attended to the meeting by audio conferencing.

4. AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilperez Lopez, the President of the Board of Directors, clarified that, as it was known by the present members, the “Agência Nacional de Telecomunicações – ANATEL’ approved the acquisition of the shares of Telemig Celular Participações S.A by means of the act nº 68.401, of November 06, 2007, however, the acquisition of shares of Tele Norte Celular Participações S.A. has not been decided by the referred entity until the present moment. He also remembered that, pursuant to the provisions of the agreement executed with Telpart Participações S.A (“Telpart”) on August 2, 2007 (“Agreement”), the closing of the transaction with Telpart will only occur with the joint acquisition by Vivo Participações S.A of the shares of Telemig Celular Participações S.A and of Tele Norte Celular Participações S.A.

Therefore, in order to facilitate the closing of the referred transaction within the shortest term possible, the Board of Officers of the Company was contacted by of interest third parties in the acquisition of the shares of Tele Norte Celular Participações S.A., which Telpart undertook to sell and transfer to Vivo Participações S.A. under the terms of the Agreement.

After the presentation of the proposal by the Board of Officers and the discussion of the Administration, the Board of Directors, decided to approve the execution by the Company, of the Stock Purchase Agreement with Telemar Norte Leste S.A., under the terms of the draft presented to the Board.

5. ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the Directors in attendance and by the Secretary, and, then, registered in the proper corporate book.

I hereby certify that this document is a true and correct copy of the minutes drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting   OAB/RS No. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.